PROSPECTUS

                             MEDTOX SCIENTIFIC, INC.

                         261,259 SHARES OF COMMON STOCK

         This Prospectus relates to the offer and sale of up to 261,259 shares of Common Stock (the "Shares"), par value $.15 per share, of Medtox Scientific, Inc., a Delaware corporation (the "Company" or "Medtox"), that may be offered and sold from time to time by the shareholders described herein under "Selling Shareholders." These Shares include 54,265 shares underlying warrants held by the Selling Shareholders. The Selling Shareholders may offer their Shares from time to time through or to brokers or dealers on the American Stock Exchange at market prices prevailing at the time of sale or in one or more negotiated transactions at prices acceptable to the Selling Shareholders. The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders. See "How the Shares May Be Distributed."

         The Company will bear all expenses of the offering (estimated at $16,686), except that the Selling Shareholders will pay any applicable underwriter's commissions and expenses, brokerage fees or transfer taxes.

         Medtox's Common Stock is traded on the American Stock Exchange under the symbol of "TOX." The closing sale price of the Medtox Common Stock on November 28, 2001 was $11.00 per share.

         The Common Shares offered by this Prospectus are speculative and involve a high degree of risk. See "Risk Factors" beginning on page 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                The date of this Prospectus is December 20, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The Securities and Exchange Commission maintains an internet site at http://www.sec.gov where information regarding issuers (including Medtox) may be found.

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (Registration No. 333-74562). The registration statement contains more information than this prospectus regarding Medtox and its common stock, including exhibits and schedules. You can get a copy of the registration statement at the address listed above or from the internet site.

         The Securities and Exchange Commission allows us to "incorporate" into this prospectus information we file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:

o        Annual Report on Form 10-K for the Year ended December 31, 2000

o Quarterly Reports on Form 10-Q for the Quarters ended March 31, 2001, June 30, 2001 and September 30, 2001

o        Registration Statement on Form 8-A describing the common stock

         You may request a copy of these documents, at no cost, by writing to:

                              MEDTOX Scientific, Inc.
                              Attention:  Principal Accounting Officer
                              402 West County Road D
                              St. Paul, MN 55112
                              Phone:   651.636.7466
                              Fax:     651.628.6102

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Medtox has not authorized anyone else to provide you with different information. Medtox is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                 COMPANY SUMMARY

     Medtox Scientific, Inc., a Delaware corporation, was organized in September, 1986. Medtox Scientific, Inc. and its subsidiaries, Medtox Laboratories, Inc. and Medtox Diagnostics, Inc., are referred to in this document as the "Company." Medtox Laboratories, Inc. is a toxicology laboratory which provides forensic toxicology, clinical toxicology, and heavy metals analyses. Medtox Diagnostics, Inc. develops, manufactures and markets on-site diagnostic and screening tests which are used to detect substances in humans, foodstuffs, animals, feed and the environment.

                                  RISK FACTORS

         You should consider carefully the following risk factors, along with the other information contained in or incorporated by reference in this prospectus, in deciding whether to invest in our securities.

         1. We Have Accumulated a Deficit From Net Losses and Cannot Be Certain of Future Profitability. From June 1983 through December 31, 2000, the Company accumulated approximately $49.8 million in losses from operations. Although the Company earned money during 1997 and 1999, the Company could lose money in the future.

         2. We Have Incurred Debt to Finance Our Operations. In January 1998, the Company entered into a Credit Security Agreement (the Wells Fargo Credit Agreement) with Wells Fargo Business Credit (Wells Fargo). The Wells Fargo Credit Agreement, as amended as of March 31, 2001, consists of (i) a term loan of $3.185 million bearing interest at prime + 1.25%; (ii) a revolving line of credit, payable on demand, of not more than $6.0 million or 85% of the Company's eligible trade accounts receivable bearing interest at prime + 1%; (iii) a capex note of up to $3.5 million for the purchase of capital equipment bearing interest at prime + 1.25% and (iv) availability of letters of credit in amounts not to exceed the lesser of $300,000 (less outstanding letters of credit) or the unborrowed portion of the revolving line of credit (less outstanding letters of credit).

                  Effective March 31, 2001 the Company and Wells Fargo Business Credit amended the Credit Agreement. The amended Wells Fargo Credit Agreement provided the Company (i) an increase in the capex note from $2.45 million to $3.5 million, and (ii) the ability to use letters of credit issued under the revolving credit facility. As of June 30, 1999 the Company received $575,000 from selling subordinated debt. The notes require payment of the principal amount on December 31, 2001. Interest at 12% per annum is paid twice a year, on June 30 and December 31.

                  There can be no assurance that the Company can operate profitably in the future. Losses could impair the Company's ability to pay its debts.

         3. The Company's Products Could Become Outdated. Modern biotechnology has changed and continues to change very quickly. The Company requires adequate financial resources in order to maintain a competitive position with respect to its technology and to continue to attract and retain qualified technical personnel. These financial resources may be unavailable. The Company focuses its research and development resources on those products which it believes will most quickly maximize revenue. There can be no guarantee that future technological developments will not cause the Company's existing or proposed products to become outdated.

         4. The Company Faces Intense Competition in Both of its Business Segments.

                  Laboratory Services. As of December 31, 2000 approximately 63 labs, including MEDTOX Laboratories, Inc. were certified by the Department of

Health and Human Services as having met the standards for Subpart C of Mandatory Guidelines for Federal Workplace Drug Testing Programs (59 FR 29916, 29925). Competitors and potential competitors include forensic testing units of large clinical laboratories and other independent laboratories, specialized laboratories, and in-house testing facilities maintained by hospitals.

                   Competitive factors include reliability and accuracy of tests, price structure, service, transportation and collection networks and the ability to establish relationships with hospitals, physicians, and users of drug abuse testing programs. It should be recognized, however, that many of the competitors and potential competitors have substantially greater financial and other resources than the Company.

                  The industry in which the Company competes is characterized by service issues including, turn-around time of reporting results, price, the quality and reliability of results, and an absence of patent or other proprietary protection. In addition, since tests performed by the Company are not protected by patents or other proprietary rights, any of these tests could be performed by competitors. However, there are proprietary assay protocols for the more specialized testing that are unique to the Company.

                  The Company's ability to successfully compete in the future and maintain its margins will be based on its ability to maintain its quality and customer service strength while maintaining efficiencies and low cost operations. There can be no assurance that price competitiveness will not increase in importance as a competitive factor in the laboratory testing business.

                  Product Sales. The diagnostics market has become highly competitive with respect to the price, quality and ease of use of various tests and is characterized by rapid technological and regulatory changes. The Company has designed its on-site tests as inexpensive, on-site tests for use by unskilled personnel, and has not endeavored to compete with laboratory-based systems. Numerous large companies with greater research and development, marketing, financial, and other capabilities, as well as government-funded institutions and smaller research firms, are engaged in research, development and marketing of diagnostic assays for application in the areas for which the Company produces its products.

                  The Company has experienced increased competition with respect to its immunoassay tests from systems and products developed by others, many of whom compete solely on price. As the number of firms marketing diagnostic tests has grown, the Company has experienced increased price competition. A further increase in competition may have a material adverse effect on the business and future financial prospects of the Company.

         5. Protection of Our Patents and Proprietary Information Could be Inadequate. The Company holds nine issued United States patents. Eight of these patents generally form the basis for the EZ-SCREEN and one-step technologies. Additionally, the Company has one patent that relates to methods of using whole blood as a sample medium on its immunoassay devices. The Company also holds various patents in several foreign countries. The Company also holds two United States patents which it acquired in the acquisition of Granite Technological Enterprises, Inc. in 1986.

                  Of the eight U.S. patents mentioned above, which generally form the basis for the EZ-SCREEN and one-step technologies, one expires in 2000, one expires in 2004, five expire in 2007, and one expires in 2010. The patent which relates to the methods of using whole blood as a sample medium expires in 2012.

                  There can be no assurance that there will not be a challenge to the validity of the patents. If challenged, the Company might be required to spend significant funds to defend its patents, and there can be no assurance that the Company would be successful in any such action.

                  The Company holds twelve registered trade names and/or trademarks in reference to its products and corporate names. The trade names and/or trademarks of the Company range in duration from ten to twenty years with expiration dates from 2001 to 2008. Additionally, applications have been made for additional trade names.

                  The Company believes that the basic technologies required to produce antibodies are in the public domain and are not patentable. The Company intends to rely upon trade secret protection of certain proprietary information, rather than patents, where it believes disclosure could cause the Company to be vulnerable to competitors who could successfully copy the Company's production and manufacturing techniques and processes.

                  6. The Company's Business and Products are Subject to Extensive Government Regulation. The Company's products and services are subject to the regulations of a number of governmental agencies as listed below. The Company believes that it is currently in compliance with all the regulations and requirements of such regulatory authorities. The Company cannot predict whether future changes in governmental regulations might significantly increase compliance costs or adversely affect the time or cost required to develop and introduce new products. In addition, the Company's products are or may become subject to foreign regulations. Any failure by the Company to comply with government regulations or requirements could have a material adverse effect on the Company.

     (a) Substance Abuse and Mental Health Services Administration (SAMHSA). MEDTOX Laboratories, Inc. has been certified by SAMHSA since 1988. SAMHSA certifies laboratories meeting strict standards under Subpart C of Mandatory Guidelines for Federal Workplace Drug Testing Programs. Continued certification is accomplished through periodic inspection by SAMHSA to assure compliance with applicable regulations.

                  (b) United States Food and Drug Administration (FDA). Certain tests for human diagnostic purposes must be cleared by the FDA prior to their marketing for in vitro diagnostic use in the United States. The FDA regulated products produced by the Company are in vitro diagnostic products subject to FDA clearance through the 510(k) process which requires the submission of information and data to the FDA that demonstrates that the device to be marketed is substantially equivalent to a currently marketed device. This data is generated by performing clinical studies comparing the results obtained using the Company's device to those obtained using an existing test product. Although no maximum statutory response time has been set for review of a 510(k) submission, as a matter of policy the FDA has attempted to complete review of 510(k) submissions within 90 days. To date, the Company has received 510(k) clearance for 16 different products. Products subject to 510(k) regulations may not be marketed for in vitro diagnostic use until the FDA issues a letter stating that a finding of substantial equivalence has been made.

                  As a registered manufacturer of FDA regulated products, the Company is subject to a variety of FDA regulations including the Good Manufacturing Practices (GMP) regulations which define the conditions under which FDA regulated products are to be produced . These regulations are enforced by FDA and failure to comply with GMP or other FDA regulations can result in the delay of pre-market product reviews, fines, civil penalties, recall, seizures, injunctions and criminal prosecution.

                  (c) Health Care Financing Administration (HCFA). The Clinical Laboratory Improvement Act (CLIA) introduced in 1992 requires that all in vitro diagnostic products be categorized as to level of complexity. A request for CLIA categorization of any new clinical laboratory test system must be made simultaneously with FDA 510(k) submission. The EZ-SCREEN, PROFILE, PROFILE II, VERDICT and VERDICT II drugs of abuse tests currently marketed by MEDTOX Diagnostics, Inc. have been categorized as moderately complex. The complexity category to which a clinical laboratory test system is assigned may limit the number of laboratories qualified to use the test system thus impacting product sales. MEDTOX Laboratories, Inc. is a CLIA licensed laboratory.

     (d) Drug Enforcement Administration (DEA). The primary business of the Company involves either testing for drugs of abuse or developing test kits for the detection of drugs/drug metabolites in urine. MEDTOX Laboratories, Inc. is registered with the DEA to conduct chemical analyses with controlled substances. The MEDTOX Diagnostics, Inc. facility in Burlington, North Carolina is registered by the DEA to manufacture and distribute controlled substances and to conduct research with controlled substances. Maintenance of these registrations requires that the Company comply with applicable DEA regulations.

                  (e) Additional Laboratory Regulations. The laboratories of MEDTOX Laboratories, Inc. and certain of its laboratory personnel are licensed or otherwise regulated by certain federal agencies, states, and localities in which it conducts business. Federal, state and local laws and regulations require MEDTOX Laboratories, Inc. among other things, to meet standards governing the qualifications of laboratory owners and personnel, as well as the maintenance of proper records, facilities, equipment, test materials, and quality control programs. In addition, the laboratories are subject to a number of other federal, state, and local requirements which provide for inspection of laboratory facilities and participation in proficiency testing, as well as govern the transportation, packaging, and labeling of specimens tested by either laboratory. The laboratories are also subject to laws and regulations prohibiting the unlawful rebate of fees and limiting the manner in which business may be solicited.

                  The laboratory receives and uses small quantities of hazardous chemicals and radioactive materials in their operations and are licensed to handle and dispose of such chemicals and materials. Any business handling or disposing of hazardous and radioactive waste is subject to potential liabilities under certain of these laws.

         7. We Are Dependent on Key Personnel. Although the Company believes it has been successful to date in recruiting and retaining qualified personnel, the growth of the Company is dependent on its ability to continue to attract the services of qualified executive, technical and marketing personnel. The Company currently does not maintain any life insurance policy on any key personnel. There can be no assurance the Company will be able to attract and retain the key personnel it requires.

         8. The Company's Stock Price Could Be Volatile. Factors such as announcement of technological innovations or new commercial products by the Company or its competitors, governmental regulation, patent or proprietary right developments, or public safety and health concerns may have a significant impact on the market price of the Company's securities. In addition, resales of securities by shareholders may add significantly to volatility. Moreover, there has been a history in recent years of significant volatility in the market prices for securities of biotechnology companies.

         9. We Have Engaged in Transactions With Insiders. The Company has in the past engaged in a number of material transactions with its directors and executive officers and may engage in such transactions in the future. All such transactions have been in the past, and will be in the future, approved by a majority of the Company's disinterested directors.

         10. The Company Has Never Paid Cash Dividends. The Company's ability to declare or pay such dividends is restricted by certain covenants in the Wells Fargo Credit Agreement. Therefore, the Company's stock may not be a suitable investment for people seeking dividend income. On November 9, 2001, the Company paid a 10% stock dividend to holders of record of its common stock on October 26, 2001. There can be no assurance that any future stock dividend will be declared or paid.

         11. We Face Potential Product Liability Claims. Manufacturing and marketing the Company's products entail a risk of product liability claims. On August 13, 1993, the Company procured insurance coverage against the risk of product liability arising out of events after such date, but such insurance does not cover claims made after that date based on events that occurred prior to that date. Consequently, for uncovered claims, the Company could be required to pay any and all costs associated with any product liability claims brought against it, the cost of defense whatever the outcome of the action, and possible settlement or damages if a court rendered a judgment in favor of any plaintiff asserting such a claim against the Company. Damages may include punitive damages, which may substantially exceed actual damages. The obligation to pay such damages could have a material adverse effect on the Company and exceed its ability to pay such damages. The Company is unaware of any product liability claims that are pending against it.

         The MEDTOX laboratory testing services are primarily diagnostic and expose the laboratory to the risk of liability claims. The Company has maintained continuous professional and general liability insurance coverage since 1984. To date the Company has not had any substantial liability and there are no material professional service claims currently pending against the Company.

                  RISKS RELATING TO FORWARD LOOKING STATEMENTS

         Certain statements contained in this prospectus, including, without limitation, statements containing the words "believes," "anticipates," "may," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements (or industry results, performance or achievements) expressed or implied by these forward-looking statements to be substantially different from those predicted. The factors that could affect our actual results include the following:

o general economic and business conditions, both nationally and internationally

o        competition

o        changes in business strategy or development plans

o technological, evolving industry standards, or other problems that could delay the sale of our products

o our inability to obtain appropriate licenses from third parties, protect our trade secrets, operate without infringing upon the proprietary rights of others, or prevent others from infringing on our proprietary rights

o our inability to obtain sufficient financing to continue to expand operations

o        changes in demand for products and services by our customers

         Certain of these factors are discussed in more detail elsewhere in this prospectus, including under the caption "Risk Factors." You should also consider carefully the risks described in this prospectus or detailed from time to time in our filings with the Securities and Exchange Commission.

         We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this prospectus or incorporated by reference, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not transpire.

                        PROCEEDS FROM THE SALE OF SHARES

         We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders. However, we may receive up to $525,013 from the exercise of warrants. Such proceeds, if any, will be used for working capital and other corporate purposes.

         We expect to incur expenses of approximately $16,686 in connection with the registration of the Shares.

                              SELLING SHAREHOLDERS

         Set forth below are the names of the Selling Shareholders, the number of shares of Common Stock of the Company beneficially owned by each of them on the date hereof, the percentage of the outstanding Common Stock owned and the number of shares offered hereby.

                                                                                      Number of         Securities
                                                                                       Shares         Beneficially
                                                                    Percent          Registered for     Owned After
                                               Securities          Common Stock         Sale          Completion of
     Name of Selling Shareholder         Beneficially Owned (4)    Owned (1)          Hereby (2)     the Offering (3)
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Raoul D. Rudelli                        Common Stock 68,998             *               68,998              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Karl Verebey                            Common Stock 68,998             *               68,998              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Michael Greenstein                      Common Stock 68,998             *               68,998              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
VLC Properties LP                       1,292 Warrants                  *                1,292              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Janavee Daniel Trust                    2,584 Warrants                  *                2,584              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
William Randolph Piper                  1,292 Warrants                  *                1,292              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
US Bancorp Piper Jaffray, Inc.          2,584 Warrants                  *                2,584              0
Custodian for Brian P. Johnson (5)
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Louis Perlman                           10,336 Warrants                 *               10,336              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Linda Stillman                          10,336 Warrants                 *               10,336              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Robert W. Baird & CO. Inc. TTEE         2,584 Warrants                  *                2,584              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Robert S. Kokales                       2,068 Warrants                  *                2,068              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Jean Way Schoonover                     5,168 Warrants                  *                5,168              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Charles D. Schoonover                   2,584 Warrants                  *                2,584              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Robert Ribeiro                          1,033 Warrants                  *                1,033              0
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Richard Braun (6)                       2,068 Warrants                4.12%              2,068           119,923
--------------------------------------- ------------------------- --------------- ----------------- ------------------
Sam Powell (7)                          10,336 Warrants               3.04%             10,336           162,100
--------------------------------------- ------------------------- --------------- ----------------- ------------------

* Less than 1.0%.
--------------------------------------
(1) Based on 3,861,737 shares of common stock issued and outstanding as of the date of this prospectus.
(2) Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares of common stock offered will be determined from time to time by the selling shareholder in his or her discretion.
(3) Assumes all the shares of common stock are sold pursuant to this prospectus and that no other shares of common stock are acquired or disposed of by the selling shareholders prior to the termination of this prospectus.
(4)  All warrants have an exercise price of $9.675 unless otherwise noted.
(5)  Mr. Johnson is a director of the Company.
(6)  Mr. Braun is Chairman and Chief Executive Officer of the Company.

(7)  Mr. Powell is a director of the Company.


         The Company has agreed with certain of the Selling Shareholders to file with the Commission, under the Securities Act, a Registration Statement of which this Prospectus forms a part, with respect to the resale of the Shares.

                        HOW THE SHARES MAY BE DISTRIBUTED

         The Selling Shareholders have advised us that they may from time to time sell all or a portion of the Shares offered in one or more transactions on the American Stock Exchange, or on any other exchange on which the Medtox common stock may then be listed, in privately negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale or prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the Shares for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders and any participating broker-dealers may be deemed to be "underwriters" within the meaning of Section 2(4) of the Securities Act of 1933.

         Neither the Selling Shareholders nor we can estimate at the present time the amount of commissions or discounts, if any, that will be paid by the Selling Shareholders on account of their sales of the Shares from time to time.

         Because the Selling Shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act of 1933, the Selling Shareholders will be subject to prospectus delivery requirements under the Securities Act of 1933. Furthermore, in the event of a "distribution" of securities, the Selling Shareholders, any selling broker-dealer, and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which prohibits certain activities for the purpose of pegging, fixing or stabilizing the price of securities in connection with an offering.

         Under the securities laws of certain states, the Shares may be sold only through registered or licensed broker-dealers or pursuant to available exemptions from such requirements. In addition, in certain states the Shares may not be sold unless the Shares have been registered or qualified for sale or an exemption from such requirement is available and is complied with.

         We will pay certain expenses in connection with this offering, estimated to be approximately $16,686 but we will not pay for any underwriting commissions and discounts, if any, or other expenses of the Selling Shareholders.

                                  LEGAL MATTERS

         Certain legal matters associated with the Shares being offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

                                     EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                TABLE OF CONTENTS

                                                                Page
                  Where You Can Find More Information             2
                  Company Summary                                 3
                  Risk Factors                                    3
                  Risks Relating to Forward Looking Statements    7
                  Proceeds From the Sale of Shares                8
                  Selling Shareholders                            8
                  How the Shares May Be Distributed               9